                                                       EXHIBIT 11.0


                             EARNINGS PER SHARE

      The numerator and denominator of basic and diluted earnings per share are as follows:

                                                      Six months ended
                                              --------------------------------
                                              March 31, 2000   March 31, 2001
                                              --------------   --------------
Numerator - net loss as reported                $(3,278,000)    $(2,350,300)
Denominator - Weighted average
  number of shares outstanding                   11,746,000      12,494,000
Effect of dilutive securities:
  Dilutive weighted average number
    of shares outstanding                        11,746,000      12,494,000
Basic earnings (loss) per share                      ($0.28)         ($0.19)
Diluted earnings (loss) per share                    ($0.28)         ($0.19)